Exhibit 99.1

Contact:
Patty Kehe
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Fiscal Year 2018 Financial Results

Newton, MA, December 21, 2018 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced net income attributable to common stockholders of $1.8 million or $0.10 per common share for the fiscal year ended September 30, 2018 and the filing of its Annual Report on Form 10-K.

“For fiscal year 2018, we are reporting a 9% or $3.4 million increase in net revenue over the prior year,” said CEO Peter Sulick. “Our income from operations increased $0.7 million from a loss from operations of ($0.6) million in fiscal year 2017 to income from operations of $0.2 million in fiscal year 2018, showing our continued efforts to control spending while increasing sales.”

Results of Operations for the Fiscal Year Ended September 30, 2018

	Optics	Innovation & Development*	Biomedical	Total
Revenue	$23,053,000	$17,628,000	$-	$40,681,000
Gross profit	7,667,000	7,569,000	-	15,236,000
GM %	33%	43%	-	37%
Operating expenses	7,003,000	7,072,000	817,000	14,892,000
Gain on sale of assets	-	-	-	-
Impairment of long-lived assets	-	-	182,000	182,000
Operating income (loss)	664,000	497,000	(999,000)	162,000

*Formerly the Contract Research segment

Results of Operations for the Fiscal Year Ended September 30, 2017

	Optics	Innovation & Development*	Biomedical	Total
Revenue	$19,282,000	$18,002,000	$-	$37,284,000
Gross profit	6,562,000	7,336,000	-	13,898,000
GM %	34%	41%	-	37%
Operating expenses	6,183,000	6,856,000	1,381,000	14,420,000
(Gain) loss on sale of assets	-	-	60,000	60,000
Impairment of long-lived assets	-	-	-	-
Operating income (loss)	$379,000	$480,000	$(1,441,000)	$(582,000)

*Formerly the Contract Research segment

“The $3.4 million increase in revenue resulted from a $3.8 million, or approximately 20%, increase in revenue in our Optics segment, offset by a $0.4 million or 2% decrease in revenue in our Innovation and Development segment. Our Innovation and Development segment was renamed to emphasize the exciting new technology that is being developed in this segment’s business unit, RMD, particularly in the fields of material science, radiation detection, digital imaging technology, magnetic imaging, laser optics and photonics. The Innovation and Development segment’s 2% decrease in revenue largely resulted from a reduction of NIH funding and a delay in our commercial revenue orders.

“Our 20% revenue increase in the Optics segment was the result of the efforts across all of our optics businesses, as well as our new marketing team. While not overly impactful for 2018, marketing’s influence on our recently improved website greatly facilitates our customers’ shopping experiences. Our upcoming presence at the Photonics West trade show will showcase the unified Dynasil marketing effort.

“Our increased operating expenses in the Optics segment are reflective of marketing costs and an investment in both personnel and process development for our new business initiatives in the IR coatings and assembly areas. These investments are expected to begin to bear fruit in 2019 and we anticipate continued growth in this segment in the future. We are very optimistic about these initiatives which we specifically identified as strategic growth initiatives in 2017 and actively pursued during fiscal 2018.

“As announced last July, Xcede Technologies, Inc., our majority-owned subsidiary, has halted clinical trial preparations and curtailed its operations in response to a termination notice received from Cook Biotech, Inc.,” added Mr. Sulick. “One of our innovation teams at RMD is investigating funding for continued development of the Xcede Patch.”

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET on December 26, 2018. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (toll free) 1-866-688-3138 or (international callers) 1-574-990-2948. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and optical components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is selling and continuing to develop products for dual-mode radiation detection solutions for security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Massachusetts, New Jersey, New York, and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, our expectations regarding results of operations, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the success of efforts to develop a successful Xcede Patch and to fund that development, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of hemostatic patch, clinical results of Xcede’s programs which may not support further development, the ability of our RMD business unit to identify and pursue possible continued development opportunities for the Xcede patch, which is not assured, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheet

	September 30, 2018	September 30, 2017
ASSETS
Current Assets
Cash and cash equivalents	$2,327,000	$2,415,000
Accounts receivable, net	4,069,000	3,407,000
Costs in excess of billings and unbilled receivables	1,215,000	1,317,000
Inventories, net of reserves	4,106,000	4,326,000
Prepaid expenses and other current assets	664,000	973,000
Total current assets	12,381,000	12,438,000

Property, Plant and Equipment, net	8,098,000	7,032,000
Other Assets
Intangibles, net	755,000	987,000
Deferred tax asset, net	4,333,000	2,642,000
Goodwill	5,900,000	5,940,000
Security and other deposits	65,000	58,000
Total other assets	11,053,000	9,627,000

Total Assets	$31,532,000	$29,097,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,246,000	$2,007,000
Capital lease obligations, current	40,000	91,000
Accounts payable	2,355,000	2,380,000
Deferred revenue	253,000	129,000
Accrued expenses and other liabilities	2,803,000	2,667,000
Total current liabilities	6,697,000	7,274,000

Long-term Liabilities
Long-term debt, net of current portion	2,075,000	1,045,000
Capital lease obligations, net of current portion	52,000	81,000
Deferred tax liability	205,000	234,000
Pension and other long-term liabilities	175,000	38,000
Total long-term liabilities	2,507,000	1,398,000

Stockholders' Equity
Dynasil stockholders' equity	21,029,000	18,971,000
Noncontrolling interest	1,299,000	1,454,000
Total stockholders' equity	22,328,000	20,425,000

Total Liabilities and Stockholders' Equity	$31,532,000	$29,097,000

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2018	2017
Net revenue	$40,681,000	$37,284,000
Cost of revenue	25,445,000	23,386,000
Gross profit	15,236,000	13,898,000
Operating expenses:
Sales and marketing	1,336,000	1,152,000
Research and development	823,000	903,000
General and administrative	12,733,000	12,365,000
(Gain) loss on sale of assets	-	60,000
Impairment of long-lived assets	182,000	-

Total operating expenses	15,074,000	14,480,000
Income (loss) from operations	162,000	(582,000)
Interest expense, net	180,000	212,000
Income (loss) before taxes	(18,000)	(794,000)
Income tax (benefit)	(1,608,000)	(2,741,000)
Net income (loss)	1,590,000	1,947,000
Less: Net income (loss) attributable to noncontrolling interest	(170,000)	(246,000)
Net income (loss) attributable to common stockholders	$1,760,000	$2,193,000

Net income (loss)	$1,590,000	$1,947,000
Other comprehensive income (loss):
Foreign currency translation	(161,000)	160,000
Total comprehensive income (loss)	1,429,000	2,107,000
Less: comprehensive income (loss) attributable to noncontrolling interest	(170,000)	(246,000)
Total comprehensive income (loss) attributable to common stockholders	$1,599,000	$2,353,000

Basic net income (loss) per common share	$0.10	$0.13
Diluted net income (loss) per common share	$0.10	$0.13